SunCoke Energy, Inc.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

September 10, 2013

Terence O’Brien

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed July 30, 2013
File No. 1-35243

Dear Mr. O’Brien:

This letter contains the responses of SunCoke Energy Inc. (the “Registrant”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2013 regarding the above-referenced filings. Concurrently with the delivery of this letter, the Registrant is filing, via EDGAR, amendments to its Form 10-K for the Year Ended December 31, 2012 (the “10-K Amendment”) and its Forms 10-Q for the Periods Ended March 31, 2013 and June 30, 2013 (together with the 10-K Amendment, the “Amendments”).

For your convenience, we have repeated in bold type the Staff’s comments below, prior to the Registrant’s responses.

Accompanying this letter, the Registrant is submitting certain information to the Commission on a confidential, supplemental basis (the “Supplemental Letter”) pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, such supplemental information is not filed with this letter. The Registrant respectfully requests that such supplemental information be returned to the Registrant, upon completion of the Staff’s review, pursuant to Rule 12b-4.

In addition, in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Registrant requests confidential treatment of such supplemental information. Please promptly inform the Registrant of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Registrant may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, I have also submitted, on behalf of the Registrant, a separate request for confidential treatment of this information.

Securities and Exchange Commission

September 10, 2013

General

1.	Depreciation, depletion and amortization expense increased by $22.4 million during the year ended December 31, 2012, compared to operating income of $173.7 million for the year ended December 31, 2012. Your disclosures on page 52 indicate that one of the factors that contributed to this increase was accelerated depreciation taken on certain assets due to changes in their estimated useful lives. Please provide the disclosures required by ASC 250-10-50-4 regarding these changes in accounting estimates. Please show us in your supplemental response what the revisions in future filings will look like.

Response The Registrant acknowledges the Staff’s comment and has provided what the revisions will look like in future filings below:

“We revised the estimated useful life of certain assets at our Indiana Harbor facility. The change in estimated useful life resulted in additional depreciation of $2.5 million in 2012, or $0.04 per common share. The impact on 2013 is estimated to be approximately $10.9 million, or $0.16 per common share.”

Note 8. Income Taxes, page 99

2.	You determined that certain deferred tax assets attributable to net operating losses and credit carryforwards, which had been reflected in your balance sheets prior to the Separation Date on a theoretical separate-return basis, are not realizable. As a result, you eliminated current and deferred tax benefits totaling $229.2 million with a corresponding reduction to your equity accounts. Please help us better understand how you determined that the reduction to your current and deferred tax benefits should be reflected as a reduction to your equity accounts rather than on your income statement pursuant to ASC 740. Please specifically refer to ASC 740-10-45-21.

Response As disclosed in Note 8 to the Financial Statements, prior to January 17, 2012 (the “Distribution Date”), the Registrant and certain subsidiaries of Sunoco, Inc. (“Sunoco”) were included in the consolidated federal and consolidated, combined or unitary state income tax returns filed by Sunoco. In accordance with SAB Topic 1.B.1 (Question 3) and ASC 740-10-30-27, the provisions for income taxes included in the pre-separation combined financial statements were determined on a theoretical separate-return basis. Consistent with the separate return method, deferred tax assets were recognized in the Registrant’s financial statements notwithstanding the fact that certain of these assets, such as net operating losses and other credit carryforwards, may actually have been realized on Sunoco’s consolidated income tax returns. The Registrant recorded a valuation allowance to reduce its deferred tax assets to an amount that was considered more likely than not to be realized on a separate-return basis. As of December 31, 2011, our valuation allowance was $1.3 million.

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September 10, 2013

In connection with the July 2011 IPO, the Registrant and Sunoco entered into certain agreements that effected the separation of the Registrant’s business from Sunoco, provided a framework for its relationship with Sunoco after the separation and provided for the allocation between the Registrant and Sunoco of Sunoco’s assets, employees, liabilities and obligations attributable to periods prior to, at and after the Registrant’s separation from Sunoco. This included a written tax sharing agreement (“the Tax Sharing Agreement”) that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes.

If the provisions of a tax-sharing agreement differ from the method of allocation discussed in ASC 740-10-30-27 through 30-28, the difference between the amount paid or received under the tax-sharing agreement and the expected settlement amount based on the method of allocation is treated as a dividend (i.e. when less cash was received or more cash was paid by the subsidiary than would have been expected under the method of tax allocation) or a capital contribution (i.e. when more cash was received or less cash was paid by the subsidiary than would have been expected under the method of tax allocation). This accounting treatment is consistent with the concept that the separate return method should result in income tax expense or benefit based on a theoretical separate return basis, and any settlement or effective settlement of resulting tax balances between the parent and subsidiary are equity transactions. As such, $229.2 million of our deferred tax assets which had been recognized pursuant to the separate-return method were eliminated with a corresponding reduction to our equity accounts based on the provisions of the Tax Sharing Agreement.

No adjustments to our valuation allowance were required as a result of the adjustments discussed above and, therefore, the provisions of ASC 740-10-45-21 are not applicable.

Note 26. Supplemental Condensed Consolidating Financial Information, page 124

3.	Please disclose any significant restrictions on the ability of the parent company to obtain funds from subsidiaries by dividend or loan. Please also provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X with respect to subsidiary guarantors. Refer to Rules 3-10(i)(9) and (10) of Regulation S-X. Please show us in your supplemental response what the revisions in future filings will look like.

Response The Registrant’s ability to obtain funds by dividend or loan from Indiana Harbor and the Partnership may be restricted in certain circumstances. The partnership agreement of Indiana Harbor and the partnership agreement of the Partnership each contain provisions which would potentially restrict distributions or loans to the parent company. In addition, the indenture governing the Partnership Notes and the credit agreement governing the Partnership’s credit facility contain customary provisions which would potentially restrict the Partnership’s ability to make distributions or loans to the parent company under certain circumstances. The Partnership is not currently subject to any such restrictions under its indenture or credit agreement and was not subject to any such restrictions at the time the

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September 10, 2013

Registrant filed its Form 10-K for the year ended December 31, 2012 or Form 10-Q for the six months ended June 30, 2013. The Registrant respectfully advises the Staff that there are no significant restrictions on our ability to obtain funds from our subsidiaries by dividend or loan other than as described above. The Registrant will comply with the Staff’s request in future filings. In future filings, the Registrant will expand the disclosures in the Supplemental Condensed Consolidated Financial Information footnote to the Registrant’s financial statements to include the following paragraph:

“The ability of the Partnership and Indiana Harbor to pay dividends and make loans to the Company is restricted under the partnership agreements of the Partnership and Indiana Harbor, respectively. The credit agreement governing the Partnership’s credit facility and the indenture governing the Partnership Notes contain customary provisions which would potentially restrict the Partnership’s ability to make distributions or loans to the Company under certain circumstances.”

The Registrant respectfully advises the Staff that the restricted net assets (as defined under 4-08(e)(3) under Regulation S-X) of consolidated and unconsolidated subsidiaries and the Registrant’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together did not exceed 25 percent of the Registrant’s consolidated net assets as of December 31, 2012 (the Registrant’s most recently completed fiscal year). As such, the Registrant did not provide disclosure that would have been responsive to 4-08(e)(3)(i) and (ii) under Regulation S-X in the footnotes to the Registrant’s financial statements for the year ended December 31, 2012 and six months ended June 30, 2013.

Exhibit 31 - Certifications

4.	Please file amendments to your Form 10-K as well as your Forms 10-Q for the periods ended March 31, 2013 and June 30, 2013, which include the certifications required by Item 601(b)(31) of Regulation S-K. The certifications should include the complete introductory sentence to paragraph 4 as well as paragraph 4(b). The certifications should be currently dated and refer to the Form 10-K/A and Form 10-Q/A. Refer to Compliance and Disclosures Interpretation 246.13 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response The Registrant has filed the certifications required by Item 601(b)(31) as exhibits to the Amendments.

Form 10-Q for the Period Ended June 30, 2013 Note 18. Business Segment Information, page 18

5.

You have aggregated the Jewell, Indiana Harbor, Haverhill, Granite City and Middletown cokemaking facilities operating segments into the domestic coke reportable segment beginning in January 2013 given that you believe the facilities

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September 10, 2013

have similar long-term economic characteristics. Prior to 2011, the results of the Jewell cokemaking facility were not comparable to your other domestic cokemaking facilities due to a difference in pricing for the coal component of the coke price. Beginning in January 2011, the coal component of the coke price in the Jewell Coke sales agreement was changed. As a result, you determined that the economic characteristics of the Jewell cokemaking facility became similar to the other domestic cokemaking facilities. In looking at Adjusted EBITDA as a percentage of sales and other operating revenue for 2012 and 2011 for Jewell coke and other domestic coke as reported in the Form 10-K for the year ended December 31, 2012, we note there appear to be significant variances in these percentages as well as trends in these percentages between these two segments. Specifically, for the year ended December 31, 2012, adjusted EBITDA as a percentage of sales and other operating revenue was 17.6% for Jewell coke compared to 13% for other domestic coke. For the year ended December 31, 2011, adjusted EBITDA as a percentage of sales and other operating revenue was 17.9% for Jewell coke compared to 7.4% for other domestic coke. In light of these differences, please help us better understand how you determined that the economic characteristics of Jewell coke were similar to the other operating segments included in the domestic coke reportable segment and correspondingly it was appropriate to aggregate into one reportable segment pursuant to ASC 280-10-50-11. Please also provide us with all of the financial information provided to your chief operating decision maker for each of the last three years ended December 31, 2012, as well as the six months ended June 30, 2013.

Response We acknowledge the Staff’s comment and provide the following commentary regarding our determination that economic characteristics of Jewell coke are similar to the other operating segments included in the domestic coke reportable segment and therefore should be combined as one reportable segment called domestic coke.

Our Chairman and Chief Executive Officer, who is the Registrant’s chief operating decision maker (the “CODM”), is responsible both for assessing the performance of the Registrant, including each of our cokemaking facilities, and for making resource allocation decisions. Our CODM reviews discrete financial information at the Consolidated, Domestic Coke and individual cokemaking facility level.

Various performance metrics, such as Adjusted EBITDA, Adjusted EBITDA per ton and return on invested capital (“ROIC”) are reviewed and evaluated by the CODM. Adjusted EBITDA and Adjusted EBITDA per ton help the CODM and management identify controllable expenses, evaluate coal-to-coke yields and make decisions designed to help us meet our current financial goals and optimize our financial performance while neutralizing the impact of capital structure on financial results. Accordingly, we believe this metric measures our financial performance based on operational factors that management can impact in the short-term, namely our cost structure and expenses. Management views ROIC as a long-term metric of performance. As requested, all of the financial information provided to the CODM for the year ended December 31, 2012, the period from the

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September 10, 2013

completion of our initial public offering on July 26, 2011 to December 31, 2011 and the six months ended June 30, 2013 is being submitted confidentially to the Staff under separate cover. See Appendix A to the Supplemental Letter.

While specific and discrete information is provided to CODM on a cokemaking facility basis, the primary focus of the CODM and executive management is on the domestic cokemaking operations as a whole. Given the design and operating similarity of our cokemaking facilities the Registrant’s key operating functions (procurement, engineering, technology, maintenance and commercial) are centralized and shared across facilities. Further, we adhere to a management program designed to drive the reliable and cost-efficient operation of our cokemaking facilities through standardized processes, procedures and management systems that we refer to as the “SunCoke Way.” Our centralized coal procurement function strives to optimize coal blend and maximize yield. Our centralized engineering and technology functions standardize operating and maintenance practices to improve reliability, increase production flexibility, decrease equipment cost and optimize assets. The SunCoke Way facilitates learning amongst facilities for the betterment of the entire fleet. We often move/loan personnel from one facility to another to optimize fleet performance and enhance personnel development, generally without any cross-charges between facilities. Additionally, we manage our relationships with our customers based on a fleet view. For example, we have substituted coke production and sales from one facility with another. To reinforce the one fleet view and ensure compliance with SunCoke Way, compensation metrics are based on consolidated domestic coke results basis rather than individual plant performance.

The Registrant’s Indiana Harbor, Haverhill, Granite City, Middletown and Jewell Coke cokemaking facilities are similar in each of the following areas: (a) nature of the products and services; (b) nature of the production process; (c) type or class of customer for their products and services; (d) methods used to distribute their products or provide services; and (e) nature of the regulatory environment. The primary business function of each of these facilities is to produce and sell coke to facilitate the heating of blast furnaces used in the steelmaking process. The proprietary technology utilized in the coke production process is similar at these locations. Coke sales at each of the Registrant’s five domestic cokemaking facilities are made pursuant to long-term take-or-pay agreements having substantially similar terms and provisions. The customers for our coke production are all large steelmakers with similar blast furnace operations. Substantially all coke sales from the Indiana Harbor plant and the Jewell Coke plant and 50 percent of the production from the Haverhill plant are made to affiliates of ArcelorMittal. The remaining coke produced at the Haverhill plant as well as the coke produced at the Middletown plant is sold to AK Steel. The coke produced at the Granite City plant is sold to US Steel. The distribution of coke is carried out in similar fashion at each of these coke plants. For plants that are adjacent to the customer’s blast furnace, coke is supplied by conveyor belt. For other plants, coke is shipped by railcar. In either case, the transportation cost is a pass-through to the customer under the applicable contract.

Securities and Exchange Commission

September 10, 2013

Measure of segment profitability

We respectfully acknowledge the Staff’s comment regarding a divergence in adjusted EBITDA as a percentage of sales for Jewell Coke as compared to other domestic coke. However, given the pass-through nature of our contracts, Adjusted EBITDA as a percentage of sales and other operating revenue is not a meaningful metric. Annually, our coal procurement organization enters into arrangements with various coal suppliers to purchase coal. Quantity and price is based on production levels and specific coal blends based on our customers’ requirements. As noted below, the pass-through nature of coal cost in the Jewell contract was subject to an adjustment factor prior to 2011. However, the adjustment factor provision was removed beginning in 2011 in connection with a customer settlement. Thus, under all of our coke sales agreements, the landed cost of coal is billed, or passed through, to our customers, and any increase or decrease in coal price is absorbed by them. When targeted coal-to coke yields are achieved, the price of coal does not significantly impact Adjusted EBITDA at any of our cokemaking facilities but such coal price volatility can result in significant variation in revenue. As such, Adjusted EBITDA as a percentage of sales and other operating revenue is not used internally and is not considered useful by the CODM. A more relevant metric is Adjusted EBITDA per ton which is used both internally by the CODM and included in our external presentations and periodic filings.

Similar economic characteristics

Our business model is predicated on providing steelmakers an alternative to investing capital in their own captive coke production facilities. Coke sales at each of the Registrant’s five domestic cokemaking facilities are made pursuant to long-term take-or-pay agreements with ArcelorMittal, AK Steel and U.S. Steel. Each of the coke sales agreements contain pass-through provisions for costs incurred in the cokemaking process, including coal procurement costs (subject to meeting contractual coal-to-coke yields), operating and maintenance expenses, costs related to the transportation of coke to the customers, taxes (other than income taxes) and costs associated with changes in regulation, in addition to containing a fixed fee.

Our coke sales agreements contain highly similar contract provisions. Specifically, each agreement includes:

•	Take-or-Pay Provisions. Substantially all of our coke sales at our domestic cokemaking facilities are under take-or-pay contracts that require us to produce the contracted volumes of coke and require the customer to purchase such volumes of coke up to a specified tonnage maximum or pay the contract price for any tonnage they elect not to take. As a result, our ability to produce the contracted coke volume and performance by our customers are key determinants of our profitability. We do not have any significant spot coke sales since our domestic capacity is entirely consumed by long-term contracts and as such, spot prices for coke generally do not affect our revenues.

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September 10, 2013

•	Coal Cost Component with Pass-Through Provisions. The largest cost component of our coke is the cost of purchased coal, including transportation or handling costs. Under the contracts at our domestic cokemaking facilities, coal costs are a pass-through component of the coke price, provided that we realize certain targeted coal-to-coke yields. When targeted coal-to-coke yields are achieved, the price of coal is not a significant determining factor in the profitability of these facilities, although it does affect our revenue and cost of sales for these facilities in approximately equal amounts. However, to the extent that the actual coal-to-coke yields are less than the contractual standard, we are responsible for the cost of the excess coal used in the cokemaking process. Conversely, to the extent our actual coal-to-coke yields are higher than the contractual standard, we realize gains. As coal prices decline, the benefits associated with favorable coal-to-coke yields also decline.

•	Operating Cost Component with Pass-Through or Inflation Adjustment Provisions. Our coke prices include an operating cost component. Operating costs under three of our coke sales agreements are passed through to the respective customers subject to an annually negotiated budget in some cases subject to a cap annually adjusted for inflation, and we share any difference in costs from the budgeted amounts with our customers. Under our other two coke sales agreements, the operating cost component for our coke sales are fixed subject to an annual adjustment based on an inflation index. Accordingly, actual operating costs can have a significant impact on the profitability of all our domestic cokemaking facilities.

•	Fixed Fee Component. Our coke prices also include a per ton fixed fee component for each ton of coke sold to the customer and is determined at the time the coke sales agreement is signed and is effective for the term of each sales agreement. The fixed fee is intended to provide an adequate return on invested capital to SunCoke and may differ based on investment levels, tax benefits and other considerations. The actual return on invested capital at any facility is based on the fixed fee per ton and favorable or unfavorable performance on pass-through cost items.

•	Tax Component. Our coke sales agreements also contain provisions that generally permit the pass-through of all applicable taxes (other than income taxes) related to the production of coke at our facilities.

•	Coke Transportation Cost Component. Where we deliver coke to our customers via rail, our coke sales agreements also contain provisions that permit the pass-through of all applicable transportation costs related to the transportation of coke to our customers.

Our primary assets have lives of approximately 30 years and our customer contracts expire between 2020 and 2032 (and are anticipated to be renewed). Discrete events can cause variation in Adjusted EBITDA per ton across the fleet from period to period. However, we expect Adjusted EBITDA per ton to be relatively consistent over the life of the plant. The CODM uses Adjusted EBITDA and Adjusted EBITDA per ton to react swiftly to events that could adversely impact long-term performance. Key risks to performance include

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September 10, 2013

achieving an adequate coal-to-coke yield, managing the risk that actual operating and maintenance costs will exceed fees that are recoverable for such expenditures and meeting projected maintenance capital spending targets required to sustain contracted production levels. Based on the similar terms of the individual long-term contracts, these risks at each of the facilities must be managed comparably to achieve the Registrant’s targeted return on invested capital and are the drivers of variations in results.1

In determining appropriate operating segment aggregation, management considered how it interprets similar economic characteristics for the domestic cokemaking business. Regarding quantitative economic characteristics, ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that “the similarity of economic characteristics should be evaluated based on the future prospects and not necessarily on the current indicators only.” Therefore, management takes a long-term view when considering aggregation of operating segments. We acknowledge the variances in Adjusted EBITDA per ton in 2011, 2012 and 2013 and note discrete events impacting the results in the table are considered short-term in nature and include the following:

Other Domestic Coke

Our Indiana Harbor facility suffered from operational inefficiencies in recent years which negatively impacted Adjusted EBITDA. In preparation for a new long-term contract, we conducted an engineering study at this facility. Some ovens and associated equipment are heaving and settling differentially as a result of the instability of the ground on which this plant was constructed. This differential movement has reduced production and required corrective action to certain ovens, ancillary equipment and structures. A total investment of approximately $85 million is anticipated to complete the refurbishment project and address these issues. Due to the refurbishment project which is currently underway, Indiana Harbor has experienced a temporary reduction in Adjusted EBITDA per ton compared to the other plants until the refurbishment is complete. Upon completion of the refurbishment in mid-2014, we expect the facility’s performance to return to its former levels and converge with the rest of the segment as the invested capital begins to significantly improve results. In addition to the impacts related to the Indiana Harbor refurbishment, the facility incurred significant costs in 2011 that were not recovered from the customer, including a loss on firm purchase commitment of $18.5 million and $7.0 million related to the resolution of contract and billing issues. These items are nonrecurring in nature and do not impact the long-term economics of the Indiana Harbor operations.

[1]	We have submitted under separate cover, and are separately requesting confidential treatment with respect to a table illustrating Adjusted EBITDA per ton for Jewell Coke as compared to the other domestic coke facilities. See Figure 1 in Appendix B to the Supplemental Letter.

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September 10, 2013

Jewell Coke

Jewell Coke supplies coke to ArcelorMittal, who is also the customer at our Indiana Harbor facility and one of the phases of our Haverhill facility. Under the Jewell Coke sales agreement, prior to 2011, the component of the coke price attributable to coal was equal to the delivered cost of coal applicable to our sales to ArcelorMittal from our Haverhill facility increased by the application of an adjustment factor. As a result of this pricing formula, as coal prices increased, the profitability of our Jewell cokemaking facility increased, and as coal prices decreased the profitability of our Jewell cokemaking facility decreased. This was our only customer contract with such pricing provisions. Therefore, we concluded that the Jewell operating segment was economically dissimilar from the other coke operating segments. Beginning in January 2011, as a result of a settlement agreement with ArcelorMittal, the coal component of coke price in the Jewell Coke sales agreement was changed. The adjustment factor was eliminated, and as a result, coal prices no longer significantly affect the financial results of the Jewell cokemaking facility and the contract terms for the Jewell facility became similar to the Registrant’s other domestic cokemaking facilities. Additionally, the operating cost and fixed fee components were adjusted as a result of the settlement agreement and were based on market factors and replacement cost estimates.

Prior to 2013, the Registrant elected to continue to report Jewell separately due to the differences in comparability of Jewell’s results caused by different coal pricing terms in pre-2011 periods versus post-2011 periods. Beginning in the first quarter of 2013, the Jewell Coke plant was added to the Domestic Coke segment, as it also meets the other aggregation conditions identified, which are outlined in greater detail below.

Both our cokemaking facilities and our customer contracts are long-term in nature and are designed to achieve a return on capital. As such, management takes a long-term perspective in aggregating operating segments into reportable segments and notes that the above discrete events impacting short-term profitability at individual facilities do not impact the long-term economic characteristics of the facilities.2

Based on the analysis above, we believe it is appropriate to aggregate Jewell Coke with other domestic coke as one reportable segment, and that this presentation is consistent with the objectives and basic principles of ASC 280 and allows users to see our business through the eyes of management based upon the way management reviews performance and makes decisions.

[2]	We have submitted under separate cover, and are separately requesting confidential treatment with respect to a table illustrating ROID for Jewell Coke as compared to the other domestic coke facilities. See Figure 2 in Appendix B to the Supplemental Letter.

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September 10, 2013

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1000, or to Michael Swidler at Vinson & Elkins, at 212-237-0020.

Very truly yours,

/s/ Fay West
Fay West Vice President and Controller

cc:	Angie Kim (Securities and Exchange Commission)
John Hodgin (Securities and Exchange Commission)
Mark E. Newman (SunCoke Energy, Inc.)
John J. DiRocco, Jr. (SunCoke Energy, Inc.)
Michael Swidler (Vinson & Elkins L.L.P.)
Rachel Packer (Vinson & Elkins L.L.P.)